Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183505

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated December 28, 2012)

(To Prospectus dated September 19, 2012)

Common Units

Representing Limited Partner Interests

Having an Aggregate Offering Price of Up to

$125,000,000

The purpose of this prospectus supplement is to amend the prospectus supplement dated December 28, 2012, which relates to the issuance and sale from time to time of our common units representing limited partner interests having an aggregate offering price up to $125,000,000 through one or more sales agents. Specifically, this prospectus supplement amends our prospectus supplement dated December 28, 2012 and related base prospectus dated September 19, 2012 to update, amend and supplement the disclosure regarding certain U.S. federal income tax considerations to reflect changes in U.S. federal income tax laws, specifically those associated with tax rates and withholding requirements applicable to common units held through or by certain foreign entities, and the disclosure regarding state and local tax considerations.

This amendment to the prospectus supplement amends and restates in its entirety the section entitled “Certain U.S. Federal Income Tax Considerations” beginning on page S-5 of the prospectus supplement dated December 28, 2012. Except for the amendment and restatement of this section contained in this prospectus supplement to reflect changes in U.S. federal income tax laws, specifically those associated with tax rates and withholding requirements applicable to common units held through or by certain foreign entities, and the disclosure regarding state and local tax considerations, this prospectus supplement does not modify or update the other information presented in the prospectus supplement dated December 28, 2012 and this prospectus supplement does not reflect events occurring after the filing of the prospectus supplement dated December 28, 2012 or modify or update those disclosures affected by subsequent events. Accordingly, this prospectus supplement should be read in conjunction with the prospectus supplement dated December 28, 2012 and related base prospectus dated September 19, 2012 and our other filings made with the Securities and Exchange Commission incorporated therein by reference. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus supplement dated December 28, 2012 and related base prospectus dated September 19, 2012.

Investing in our common units involves risks. See “Risk Factors” on page S-4 of the prospectus supplement dated December 28, 2012 and on page 4 of the related base prospectus dated September 19, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, this prospectus supplement dated December 28, 2012 or the related base prospectus dated September 19, 2012. Any representation to the contrary is a criminal offense.

Citigroup	UBS Investment Bank	Mitsubishi UFJ Securities

Prospectus Supplement dated August 2, 2013

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Income Tax Considerations” in the accompanying base prospectus, as supplemented herein. Specifically, subject to the discussion below, Vinson & Elkins L.L.P. affirms each of the legal conclusions and adopts the opinions of Bingham McCutchen LLP included therein as its own. Please also read “Item 1A. Risk Factors—Tax Risks to Common Unitholders” in our Form 10-K for the year ended December 31, 2012 for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances. The following discussion is limited as described under the caption “Income Tax Considerations” in the accompanying base prospectus.

Partnership Status

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation of natural gas and natural gas products or other passive types of income such as dividends. Further, if we were required to register under the Investment Company Act of 1940, we would be taxed as a corporation even if we met the qualifying income exception. For a more complete description of the qualifying income requirement and the impact of Investment Company Act registration on our status as a partnership for federal income tax purposes, please read “Income Tax Considerations—Partnership Status” in the accompanying base prospectus.

Current law may also change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Recently, one such legislative proposal would have eliminated the qualifying income exception upon which we rely for our treatment as a partnership for federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the implementation of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, our cash available for distribution would be reduced. Any such changes of existing laws could negatively impact the value of an investment in our common units.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Beginning January 1, 2013, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, capital gains on certain assets held for more than 12 months) are 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on net investment income earned by individuals, estates and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a common unitholder’s allocable share of our income and gain realized by a common unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (1) the common unitholder’s net investment income from all investments or (2) the amount by which the common unitholder’s modified adjusted gross income exceeds $250,000 (if the common unitholder is married and filing jointly or a surviving spouse), $125,000 (if the common unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at favorable rates. Please read “Income Tax Considerations—Tax Consequences of Unit Ownership—Tax Rates.” However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or conduct business in the states of Colorado, Kansas, Oklahoma, Texas, Utah, Wyoming and Pennsylvania. Each of these states, other than Texas and Wyoming, currently imposes a personal income tax, and all of these states also impose taxes on income of corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we conduct business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “Income Tax Considerations—Tax Consequences of Unit Ownership—Entity-Level Collections” in the accompanying base prospectus. Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns that may be required of him. Vinson & Elkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Additional Withholding Requirements

A withholding agent may be required to withhold 30% of any interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”) or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid to (i) a foreign financial institution (which includes foreign broker-dealers, clearing organizations, investment companies, hedge funds and certain other investment entities) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (ii) a non-financial foreign entity that is a beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or otherwise qualifies for an exemption from this withholding.

The withholding provisions described above are scheduled to apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant gross proceeds made on or after January 1, 2017. Each prospective unitholder should consult his own tax advisor regarding these withholding provisions.

Tax Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and non-U.S. investors raises issues unique to such persons. Please read “Income Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying base prospectus.

S-4